Bond Laboratories, Inc.
777 S. Highway 101
Suite 215
Solana Beach, CA 92975

October 13, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Bond Laboratories, Inc.
Amendment Number 1 to Registration Statement on Form SB-2
Filed October 11, 2006
File No. 333-137170

Ladies and Gentlemen:

Bond Laboratories, Inc. (the "Company"), hereby files this correspondence and responds to your comments in your letter dated October 11, 2006

Financial Statements for the period from July 26, 2005 (Inception) though December 31, 2005

Balance Sheet, page 3

1. We reviewed your response to our prior comment 1; however, it is not clear how your accounting treatment is appropriate. It appears that the cost of your logo and website may need to be expensed. Please provide a detailed discussion of the applicability of paragraph 10 of SFAS 142 (in regard to your logo costs) and EITF 00-2 (in regard to website costs) and revise or advise as necessary.

The company has reviewed its present accounting policy of capitalization of intangible assets. We have reviewed all the elements of determining the useful life of an intangible asset of paragraph 11 of SFAS 142 and earlier capitalized our website and logo development. However we have determined that the appropriate policy is to expense the website and logo costs. In our prior financial statement presentation we believed that the subsequent cash flow through June 30, 2006 was directly related to customers finding our website and purchasing items through that website which displays our company logo.

In analyzing our subsequent revenues as of June 30, 2006 we now have become aware that those revenues were not generated from our website and logo but were from the product sales by individual. Upon learning of this analysis we have expensed the website and logo in accordance with SFAS 142 paragraph 10 noted below.

Internally Developed Intangible Assets

10. Costs of internally developing, maintaining, or restoring intangible assets (including goodwill) that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, shall be recognized as an expense when incurred (Opinion 17, paragraph 24).

Accounting for Intangible Assets
Determining the Useful Life of an Intangible Asset
11. The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. 9 The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

a. The expected use of the asset by the entity
b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets)
c. Any legal, regulatory, or contractual provisions that may limit the useful life
d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)
e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

2. Regarding the above comment, please consider the guidance of SFAS 154 when you make a determination as to the need for any revision to your financial statements.

As noted in Question 1 above and in accordance to SFAS 154 we have revised our financial statements in a retroactive application. That is we have applied the application of a different accounting principle to one or more previously issued financial statements, or to the statement of financial position at the beginning of the current period, as if that principle had always been used, or a change to financial statements of prior accounting periods to present the financial statements of a new reporting entity as if it had existed in those prior years. We have applied this retroactive application in accordance with SFAS 154 paragraph 2 item k.

Signatures

3. Please include in the next amendment signatures of your principal financial officer, principal accounting officer, and chief executive officer.

We have noted this comment and have revised the disclosure.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Scott Landow
Scott Landow
Chief Executive Officer